TERYL RESOURCES CORP

N E W S R E L E A S E

TSX Venture Exchange: TRC
Pink Sheet Symbol: TRYLF
12g3-2(b) # 82-2026

TERYL RESOURCES TO COMMENCE DRILL PROGRAM ON THE WEST RIDGE
GOLD PROPERTY, FAIRBANKS, ALASKA

For Immediate Release: June 17, 2003 - Fairbanks, Alaska – Teryl Resources Corp. (TSX Venture Exchange: TRC) wishes to announce that a drill program on the Company’s 100% owned West Ridge Property has been approved. The program will commence initially with auger drilling to define reverse circulation drill targets on the Western gold anomaly. This target is approximately 4000 feet by 3000 feet with gold-in-soil values up to 4.42 ppm and best gold values of 16.45 ppm from float in hand-dug holes. Gold on the Western anomaly is closely associated with high levels of arsenic and antimony, similar to mineralization found on Kinross Gold’s adjoining True North gold deposit located approximately 2 miles north.

In 1999, Kinross acquired the True North property from Newmont Mining Corporation (NYSE & ASX: NEM; TSE: NMC) and La Teko Resources for US$94,000,000 in shares and cash.

ABOUT TERYL RESOURCES CORP.

With interests in four gold properties, Teryl Resources Corp. is one of the main landowners in the Fairbanks Mining District, Alaska. The Gil project is a joint venture (80% Kinross/20% Teryl) with Kinross Gold Corporation (TSX: K; NYSE: KGC). The Company’s holdings also include the West Ridge Claims (100% owned), the Fish Creek Claims, 50% optioned from Linux Gold Corp. (LNXGF), and the Stepovich Claims, which Teryl has a 10% net profit interest from Kinross. Teryl Resources Corp. also has one joint venture silver prospect located in Northern BC, Canada. For further information visit the Company’s website at http://www.terylresources.com

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

Contact:              John Robertson
                             800-665-4616

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Statements in this press release regarding Teryl’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

1103 – 11871 Horseshoe Way, Richmond, BC V7A 5H5
Phone: 604-278-5996     Fax: 604-278-3409     Toll Free: 800-665-4616     www.terylresources.com